

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Robert Bennett
Chief Executive Officer
LIGHTJUMP ACQUISITION CORP
2735 Sand Hill Road
Suite 110
Menlo Park, CA 94025

> **Re: LIGHTJUMP ACQUISITION CORP**
> **Amendment No 2 to Form S-1 filed January 6, 2021**
> **File No. 333-251435**

Dear Mr. Bennett:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No 2 to Form S-1 filed January 6, 2021

Our amended and restated certificate of incorporation will provide,..., page 37

1. We note the disclosure indicates the federal district courts are the exclusive forum for actions arising out of the Securities Act. Please revise the disclosure here and in the later section on page 81 to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act. Please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction